Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

November 16, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

11/29

Notification of Transaction under DR 3.1.4R (1)(a) and Section 328 Companies Act 1985

On 16th November 2006, Mr Stanley Fink, Chief Executive, transferred 2,583,734 ordinary shares of 3 US cents each in Man Group plc at cost by way of a charitable donation. This represents a disposal of shares at 336 pence per share which is the average acquisition price over a period of time. The gain over this cost base in relation to the prevailing market price is being donated to charity. Following this transaction Mr Stanley Fink is deemed to be interested in a total of 24,056,440 Man Group plc ordinary shares representing approximately 1.268% of the Company's issued share capital.

16 November 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 November 2006 it purchased for cancellation 2,000,000 of its ordinary shares at a price of 477.25 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 27,947,507 ordinary shares at a total cost of £117.3 million, giving an average repurchase cost of 419.58 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000